SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty (60) Days

The following table sets forth all transactions in the Shares effected during the past sixty (60) days by the Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share includes commissions.

JANA

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
3/24/2025	177,334	29.96